UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
Announcement, dated July 26, 2006, of independent non-executive directors.
GRAHAM AND IBARGÜEN JOIN NCL BOARD
     MIAMI — July 26, 2006 — NCL Corporation (“NCL”) announced today that Senator Bob Graham and Mr. Alberto Ibargüen have each accepted an invitation to join NCL’s board as independent non-executive directors.
     Bob Graham is a former three-term United States Senator and two-term Governor of Florida. A graduate of the University of Florida and Harvard Law School, Senator Graham served the past year as Senior Fellow at Harvard’s John F. Kennedy School of Government, following his retirement from the Senate at the start of 2005. The son of a dairy farmer, Bob Graham entered public service in 1966 through election to the Florida House of Representatives, and has the distinction over these past 40 years of never having lost an election.
     He remains one of Florida’s most popular Governors and is particularly remembered for his strong education, economic development, environmental and law-and-order policies. In the US Senate, a distinguished career was capped by his chairmanship of the Senate Select Committee on Intelligence and of the joint House-Senate Intelligence Committee Investigation of the 9/11 terrorist attacks. Senator Graham also serves on the board of directors of the American Institute of Certified Public Accountants (AICPA).
     Alberto Ibargüen is President and CEO of the Knight Foundation, a private $2 billion foundation supporting journalism programs in the US and abroad, and social programs in the 26 US communities where the brothers John and James Knight published their newspapers. Previously, Mr. Ibargüen was publisher of The Miami Herald and of El Nuevo Herald, capping a newspaper career of over 20 years. He served in the Peace Corps in Venezuela and in Colombia before graduating from the University of Pennsylvania Law School.
     Mr. Ibargüen is a member of the board of directors of PepsiCo and is on the Advisory Council of the Public Company Accounting Oversight Board. He also is a member of the Council on Foreign Relations and also serves as chairman of the executive committee of the Newseum in Washington D.C., a museum dedicated to free speech and free press and is a member of the Trustees’ Council of the National Gallery of Art. He is a former chairman of the board of the Public Broadcasting Service (PBS) and of the Florida Philharmonic Orchestra. He has also served on the boards of Lincoln Center for the Performing Arts and other nonprofit organizations and educational Institutions.
     As well as serving on NCL’s main board, Senator Graham will also serve on the Audit and the Compensation committees and chair the Governance committee. Mr. Ibargüen will also serve on all three committees of the board and will chair the Compensation Committee. NCL’s other independent non-executive director, Mr. Walter Revell, who has been a board member for the past year, also serves on all three committees and will continue as chairman of the Audit Committee.
     Welcoming the two new board members, NCL’s President and CEO Colin Veitch said: “We are very pleased that both of these accomplished and busy men have agreed to extend the benefits of their experience and judgment to us as we continue to grow and reshape the new NCL.”
     NCL’s chairman, Tan Sri K.T. Lim said: “With our US flag operation now complete, NCL is the most American company in the cruise industry. We already have publicly listed debt securities, and the strengthening of our board with a second and third independent US director, will help prepare us for the next stage of our expansion. I am pleased and honored that Senator Graham and Alberto Ibargüen have agreed to join the NCL board.”
     NCL Corporation Ltd. (“NCL”) is an innovative cruise company headquartered in Miami, Florida, with a fleet of 15 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America and Orient Lines. The company christened its newest ship, Pride of Hawai’i on Saturday, May 20, 2006, the largest and most expensive U.S. flagged passenger ship ever built. It is currently building two ships, Norwegian Pearl scheduled for delivery in the fourth quarter of 2006 and Norwegian Gem scheduled for delivery in the fourth quarter of 2007.
     For further information, please contact NCL in the U.S. and Canada at (800) 327-7030; visit NCL’s website at www.ncl.com or on AOL at keyword: NCL; or to download high-resolution photography, visit www.ncl.com/hires.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ Bonnie S. Biumi
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer